File No.: 812-15654

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 28(c) OF THE INVESTMENT

COMPANY ACT OF 1940 APPROVING CERTAIN CUSTODIAL ARRANGEMENTS

FIGURE CERTIFICATE COMPANY

650 California Street, Suite 2700

San Francisco, CA 94108

All Communications, Notices and Orders to:

Cyndi Rodriguez, Esq.

Chief Legal Officer and Corporate Secretary

Figure Markets Holdings, Inc.

650 California Street, Suite 2700

San Francisco, CA 94108

crodriguez@figuremarkets.com

Copies to:

Susan Gault-Brown, Esq.

Allen Overy Shearman Sterling US LLP

1101 New York Ave NW

Washington, D.C. 20005

202-683-3840

susan.gault-brown@aoshearman.com

November 13, 2024

Figure Certificate Company (the "Applicant") hereby submits its Application (the "Application") for an order of the U.S. Securities and Exchange Commission (the "SEC" or the "Commission") pursuant to Section 28(c) of the Investment Company Act of 1940, as amended (the "Act") approving the proposed custodial arrangements, described in Section III, below.

I.	APPLICANT

The Applicant, a Delaware corporation, intends to register under the Act as a face-amount certiﬁcate company and operate as a registered face-amount certificate company 1 Applicant currently intends to oﬀer two types of face-amount certiﬁcates registered under the Securities Act of 1933,2 face-amount certificates of the installment type (the "Installment Certificates") and fully-paid certificates (the "Transferrable Certificates" and, together with the Installment Certificates, the "Certificates").3 Both types of Certificates will be issued and the fully-paid Certificates will be transferable using blockchain technology and, as a result, both types of Certificates will be "digital assets." Although the Certificates will be digital assets, Applicant will not accept or hold any assets that are digital assets other than as necessary to destroy Certificates that have been surrendered.

Applicant presently expects virtually all of its business activities to consist of the issuance and servicing of its Certificates and the investment of the proceeds received from the sale of its Certificates in securities and other assets. Applicant's ability to offer competitive interest rates on its Certificates and to meet its obligations under the Certificates will depend largely on the earnings on its investment portfolio.

II.	CERTIFICATES

The Certificates are interest-bearing debt securities. The Applicant's face-amount Certificate operations include the issuance of single-payment and installment Certificates and the servicing of outstanding single-payment and installment Certificates, the investment of related funds, and other related service activities. The Certificates entitle the Certificate holder to receive, at maturity, the face-amount of the Certificate and interest credited thereon, less applicable expenses or fees.4 To meet its payment obligations, Applicant is required to maintain a minimum amount of reserves in "qualified investments" as defined in Section 28(b) of the Act ("Reserves").

1 File No. 811-23913.

2 File No. 333-275154.

3 The Certificates may be of the "installment" type or the "fully-paid" type, within the meaning of Section 2(a)(15) of the Act. Holders of installment Certificates may pay for the face-amount of their Certificates in installments, while holders of fully-paid Certificates pay for the face-amount of their Certificates in a lump sum. The Certificates do not constitute "redeemable securities" within the meaning of Section 2(a)(32) of the Act. This Application does not contemplate, or seek approval for, custodial arrangements under which the Applicant would deposit and maintain reserves associated with any face-amount certificates other than the Installment Certificates and Transferrable Certificates described in the Form S-1, as amended, filed by the Applicant as of the date of this Application (collectively, "Future Certificates"). The Applicant will submit a new application for an order of the SEC pursuant to Section 28(c) of the Act approving proposed custodial arrangements for any Future Certificates.

4 The Certificates do not charge any surrender fees.

(including Attachment and Exhibits)

The Certificates are intended to provide investors with an instrument that can be held in a digital format and provides yield backed by highly-liquid, investment-grade assets. The Certificates are issued, surrendered, and/or transferred using blockchain technology.5 The Transferrable Certificates are transferable in peer-to-peer transactions at any time at the price agreed upon by the transferor and transferee. The Certificates accrue interest daily that is credited to the Certificate holder daily.6 The interest is paid monthly and is automatically reinvested in additional Certificates unless an investor opts out. The Certificates may be surrendered at the sole discretion of the holders at any time for the face amount plus accrued interest, minus any applicable expenses or fees, but mature 20 years from the issue date of a Certificate. Upon a holder's surrender of a Certificate, the Applicant will immediately destroy the surrendered Certificate using the blockchain technology through which the Certificate was issued.

III.	PROPOSED CUSTODIAL ARRANGEMENTS

The Applicant proposes to enter into custodial arrangements, from time to time, with one or more banks, as defined in Section 2(a)(5) of the Act, that possess the qualifications required by Section 26(a) of the Act for trustees of unit investment trusts (the "Custodians"). Section 26(a)(l) of the Act generally requires a Custodian to have an aggregate capital, surplus, and undivided profits of not less than $500,000.

Under the proposed custodial arrangements, one or more of the Custodians would be responsible for maintaining the safekeeping of all of Applicant's assets, including the aggregate amount that Applicant must maintain as Reserves pursuant to Section 28(a) of the Act. The Custodian would (i) maintain Applicant's Assets in compliance with Section 17(f) of the Act and the rules thereunder as though Section 17(f) and the rules thereunder were applicable to a face-amount certificate company and (ii) maintain Applicant's Reserves to ensure the Applicant meets its payment obligations under the terms and conditions of any outstanding Certificate. If the Applicant were to default on any obligation under a Certificate, the Custodian would be authorized to cure such default by liquidating so much of the assets held by it as necessary to discharge Applicant's obligations. The Custodian also would perform the duties and functions typically performed by a custodian, such as securities registration and delivery, income collection, periodic reporting, payment of monies, and other safekeeping and processing functions.

The Applicant intends to memorialize its proposed custodial arrangements in a custody agreement (each, a "Custodial Agreement") with each Custodian, the substantive portions of which will not vary in any material respects from those contained in the form of custody agreement attached hereto as Attachment 1 (the "Form of Agreement"). As necessary or desirable, Applicant would be free to employ or terminate the Custodians from time to time in its sole discretion. Applicant will comply with Section 17(f) of the Act and the rules thereunder as though Section 17(f) and the rules thereunder were applicable to a face-amount certificate company.

5 The Certificates offered by Applicant are issued as digital asset securities using the Provenance Blockchain, an open source, public, blockchain-based distributed ledger that is secured using cryptography (referred to as a "blockchain").

6 The Transferrable Certificates have an interest rate of the overnight Secured Overnight Financing Rate ("SOFR") less 50 basis points, with a minimum rate of 0.00%. The Installment Certificates have an interest rate of the overnight SOFR rate, with a minimum rate of 0.00%.

(including Attachment and Exhibits)

IV.	REQUESTED ORDER

The Applicant respectfully requests that the Commission issue an order (the "Order"), based upon the representations and conditions ("Conditions") set forth herein, approving the Applicant's proposed custodial arrangements under which the Applicant will (i) deposit and maintain, with one or more Custodians, the Reserves associated with the Certificates, pursuant to Section 28(c) of the Act,7 and (ii) enter into Custodial Agreements, the substantive portions of which will not vary in any material respects from those contained in the Form of Agreement. The Applicant submits, based on the grounds set out below, that its request is consistent with the protection of investors and is necessary or appropriate in the public interest.

V.	APPLICABLE LAW

Section 28(c) provides that "[t]he Commission shall by rule, regulation, or order, in the public interest or for the protection of investors, require a registered face-amount certificate company to deposit and maintain, upon such terms and conditions as the Commission shall prescribe and as are appropriate for the protection of investors, with one or more institutions having the qualifications of paragraph (1) of Section 26(a) for a trustee of a unit investment trust, all or any part of the investments maintained by such company as certificate reserve requirements under the provisions of subsection (b) hereof," subject to a proviso not relevant here.

The Commission has not promulgated any rules or regulations governing the custodial arrangements of face-amount certificate companies. Rather, it has granted orders approving such arrangements upon application.8

A.	Grounds for Approval Evidencing Consistency with Protection of Investors and the Public Interest

Section 28(c) gives the Commission broad authority to approve custodial arrangements for face- amount certificate companies but does not require approval of each individual custodian. Instead, Section 28(c) simply requires that the face-amount certificate companies enter into custodial arrangements with certain types of institutions. The Applicant submits that the proposed custodial arrangements, including the Form of Agreement, and the discretion of the Applicant to terminate and employ one or more Custodians9 as it deems necessary or desirable, is consistent with the protection of investors and the public interest.

The Form of Agreement contains numerous provisions designed to maintain and safeguard these assets, including provisions governing the (i) holding, segregation, registration, depositing, and delivery of securities and (ii) the payment of monies and maintenance of bank accounts, as well as (iii) provisions establishing procedures to cure any defaults by the Applicant on its obligations under the Certificates and procedures for periodic reporting and inspection of the assets. Although tailored for the specific activities of a face-amount certificate company, these provisions are

7 Unless otherwise indicated, all section references herein are to the Act.

8 See, e.g., the precedent cited in Section V.B, below.

9 As noted above, "the Custodians," as used in this Application, is defined to mean only those custodians that possess the qualifications required by Section 26(a) of the Act for trustees of unit investment trusts.

(including Attachment and Exhibits)

similar to those contained in custody agreements between registered open-end management investment companies and their custodians, with which the Commission is familiar.10 The Applicant believes these provisions are consistent with the protection of investors and the public interest.

The Applicant also believes that its discretion to employ and terminate the Custodians is consistent with the protection of investors and the public interest. The Applicant may add or change the Custodians for many reasons, including, but not limited to: (i) the availability of superior or specialized services through other Custodians, (ii) dissatisfaction with the quality of a Custodian's services, (iii) fee increases or the availability of comparable services from other Custodians at more competitive rates, (iv) changes in a Custodian's management, location, financial condition, or methods of operation, (v) regulatory developments or actions affecting the ability or qualification of a Custodian to serve as such, or (vi) a determination by a Custodian to cease offering its services. By obtaining approval of the proposed custodial arrangements, including the Form of Agreement, the Applicant would be able to add or change the Custodians without the delays or interruptions associated with seeking a new order of the Commission. The substantive portions of each Custodial Agreement will not vary in any material respects from those contained in the Form of Agreement, and the Applicant expects that the only changes would be in minor procedures or fees, which the Applicant does not believe would require new Commission review. The Applicant will obtain an amended order prior to entry into a Custodial Agreement containing substantive provisions that vary in any material respects from those contained in the Form of Agreement. The Applicant would not consider the discontinuation of existing Certificates to constitute material changes necessitating an amendment to either the Order or the Form of Agreement.

Finally, the Applicant believes that the process by which it will select and retain the Custodians is consistent with the protection of investors and the public interest. Before entering into a Custodial Agreement, the Applicant will request and consider relevant information regarding the Custodian, including, without limitation, information about its ability to provide the services required by the Applicant's operations and the Act, its experience in providing such or similar services to other investment companies, the resources it intends to make available to the Applicant in providing such services, the fees it intends to charge the Applicant for such services, its internal controls, its ability to protect the assets entrusted to it, and its financial condition. The Applicant's officers and/or investment advisers, as appropriate, will perform the above inquiry and will present their findings to the Applicant's Board of Directors.11

Accordingly, the Applicant respectfully requests that the Commission, pursuant to Section 28(c), issue an order approving the proposed custodial arrangements. The Applicant submits that the proposed custodial arrangements, including the Form of Agreement and the conditions set forth herein, are consistent with the protection of investors and the public interest. In addition, by approving the proposed custodial arrangements, both the Applicant and the Commission can avoid unnecessary future orders or amendments and duplicative paperwork.

10 Open-end management investment companies routinely file the custody agreements required by Section l7(f) of the Act as Exhibit 8 to their Form N-lA registration statements.

11 See conditions set forth in Section VII below.

(including Attachment and Exhibits)

B.	Applicable Precedent

The Commission has issued orders pursuant to Section 28(c) of the Act similar to the Order requested by Applicant.12 Applicant believes its request is firmly supported by the relief granted in the cited applications.

VI.	CONDITIONS

Applicant agrees that any Order approving the custodial arrangement described in this Application shall be subject to the following Conditions:

1.       Before entering into a Custodial Agreement with a qualified custodian, Applicant will request and consider relevant information regarding the Custodian. Applicant's officers and/or investment advisers, as appropriate, will perform the above inquiry and will present their findings to the Board (as defined below).

2.       Applicant shall only enter into a Custodial Agreement if (1) its substantive portions do not vary in any material respects from those contained in the Form of Agreement; and (2) that Custodial Agreement is approved by its board of directors ("Board"), including a majority of directors who are not an "interested persons" as defined in Section 2(a)(19) of the Act ("Disinterested Directors").

3.       The continuance of a Custodial Agreement shall be subject to annual review and reapproval by the Board, including a majority of the Disinterested Directors, to determine whether the quality of services provided by the Custodian remains satisfactory and the fees are reasonably competitive.

4.       Each Custodial Agreement shall contain provisions to maintain and safeguard Applicant's Assets, including provisions governing the (i) holding, segregation, depositing, and delivery of securities, (ii) the payment of monies, and (iii) establishing of procedures to cure any defaults by Applicant on its obligations under the Certificates and procedures for periodic reporting and inspection of the Assets.

5.       Applicant shall establish and maintain procedures to cure any defaults by Applicant on its obligations under the Certificates and procedures for periodic reporting and inspection of Applicant's Assets.

6.       Applicant shall comply with Section 17(f) of the Act and the rules thereunder as if it were a registered management investment company.

12 SBM Certificate Company, Investment Company Act Release Nos. 25609 (June 17, 2002) (Notice) and 25656 (July 11,2002) (Order); 1st Atlantic Guaranty Corporation, Investment Company Act Release Nos. 23245 (June 8, 1998) (Notice) and 23299 (July 1, 1998) (Order); IDS Certificate Company, Investment Company Act Release Nos. 21098 (May 26, 1995) (Notice) and 21155 (June 21, 1995) (Order); IDS Certificate Company, Investment Company Act Release Nos. 17652 (Aug. 3, 1990) (Notice) and 17723 (Aug. 31, 1990) (Order); IDS Certificate Company, Investment Company Act Release Nos. 14652 (July 31, 1985) (Notice) and 14712 (Sept. 11, 1985) (Order).

(including Attachment and Exhibits)

7.       Applicant shall obtain an amended order from the SEC prior to entry into a Custodial Agreement containing substantive provisions that vary in any material respects from those contained in the Form of Agreement.

8.       Applicant shall comply with the Bank Secrecy Act (31 U.S.C §§ 5311 et seq) and the rules thereunder, including 31 CFR §1024.210, 31 CFR §1024.220 and 31 CFR §1010.230, as if it were a registered open-end management investment company.

9.       Any advisory agreement entered into between the Applicant and an adviser shall provide that the adviser will provide quarterly reports to the Board stating, as of the last day of the preceding quarter:

a)	the aggregate value of assets on deposit with the Custodian,

b)	the aggregate value of assets identified by the Applicant as qualifying investments on deposit with the Custodian, and

c)	the aggregate amount of reserves, as governed by Section 28(a)(2) of the Act, required to be maintained by Applicant in respect of all outstanding Certificates.

The first quarterly report every year shall be made and certified by an independent public accountant and the others shall be verified by the adviser's chief compliance officer or his or her delegate.

10.       Any advisory agreement entered into between the Applicant and an adviser shall provide that the adviser's compliance program shall include procedures for generating monthly reports of:

a)	the aggregate value of Applicant's assets on deposit with the Custodian;

b)	the aggregate value of assets identified by the Applicant as qualifying investments on deposit with the Custodian; and

c)	the aggregate amount of reserves, as governed by Section 28(a)(2) of the Act, required to be maintained by Applicant in respect of all outstanding Certificates; and for the review of such monthly reports by the adviser's chief compliance officer or his or her delegate.

11.       Any advisory agreement entered into between the Applicant and an adviser shall provide that if, at any time, it is determined by the adviser's chief compliance officer or his or her delegate that the amount of Applicant's qualified investments on deposit with the Custodian is less than the required reserves, as governed by Section 28(a)(2) of the Act, the adviser and/or the Applicant shall notify the SEC in writing of such deficiency promptly upon ascertaining such fact.

12.       In the event the Applicant were to default on any obligation under a Certificate, Custodian would be authorized, at the instruction of the Board or a court of competent jurisdiction, to cure the default as necessary to discharge Applicant's obligations. In connection with any such default, the Applicant shall notify the SEC in writing of such default promptly upon ascertaining that a default has occurred.

(including Attachment and Exhibits)

VII.	CONCLUSION

The Applicant submits, for all the reasons stated herein, that its request for an order of approval pursuant to Section 28(c) of the Act meets the applicable standards of the Act and that the Commission, therefore, should grant the requested order.

VIII.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Cyndi Rodriguez, Esq.

Chief Legal Officer and Corporate Secretary

Figure Markets Holdings, Inc.

650 California Street, Suite 2700

San Francisco, CA 94108

crodriguez@figuremarkets.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Susan Gault-Brown, Esq.

Allen Overy Shearman Sterling US LLP

1101 New York Ave NW

Washington, D.C. 20005

202-683-3840

susan.gault-brown@aoshearman.com

B.	Authorization

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Figure Certificate Company pursuant to resolutions duly adopted by the Board on November 5, 2024. In accordance with Rule 0-2(c) under the Act, each person executing the Application on behalf of the Applicant being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the Applicant; that he is authorized to execute the Application pursuant to the terms of Figure Certificate Company's operating agreement or otherwise; and that all actions by shareholders, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken. The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A, and Exhibit B.

(including Attachment and Exhibits)

All requirements for the execution and filing of this Application in the name and on behalf of the Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 13th day of November 2024.

FIGURE CERTIFICATE COMPANY

/s/ Cyndi Rodriguez
By:
Name:	Cyndi Rodriguez
Title:	Chief Legal Officer and Corporate Secretary

(including Attachment and Exhibits)

ATTACHMENT 1

FORM OF CUSTODY AGREEMENT

(including Attachment and Exhibits)

CUSTODY AGREEMENT

Dated [                ]

Between

[CUSTODIAN]

and

FIGURE CERTIFICATE COMPANY

(including Attachment and Exhibits)

CUSTODY AGREEMENT

This agreement ("Agreement") made as of the date first set forth above between [Custodian] (hereinafter "Custodian") and Figure Certificate Company, a Delaware corporation (the "Fund").

WITNESSETH:

WHEREAS, the Fund is a face-amount certificate company within the meaning of Section 4(1) the Investment Company Act of 1940, as amended ("the 1940 Act"); and

WHEREAS, the Fund proposes to issue face-amount certificates ("Certificates") and will register the same under the Securities Act of 1933 ("1933 Act"), to the extent required thereby; and

WHEREAS, the Fund desires to appoint Custodian as its custodian for the custody of Assets (as hereinafter defined) owned by the Fund, which Assets are to be held in such accounts as the Fund may establish from time to time; and

WHEREAS, Custodian has the qualifications prescribed in Section 26(a)(l) of the 1940 Act, pursuant to Section 28(c) of the 1940 Act; and

WHEREAS, Custodian is willing to accept such appointment on the terms and conditions hereof.

NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties hereto, intending to be legally bound, mutually covenant and agree as follows:

1.	APPOINTMENT OF CUSTODIAN.

The Fund hereby constitutes and appoints the Custodian as custodian of Assets belonging to the Fund which have been or may be from time to time delivered to and accepted by the Custodian. Custodian accepts such appointment as a custodian and agrees to perform the duties and responsibilities of Custodian as set forth herein on the conditions set forth herein. For purposes of this Agreement, the term "Assets" shall include Securities, Underlying Shares, monies, and other property held by the Custodian for the benefit of a Fund. "Security" or "Securities" shall mean stocks, bonds, rights, warrants, certificates, instruments, obligations and all other negotiable or non-negotiable paper commonly known as securities which have been or may from time to time be delivered to and accepted by the Custodian. The term "Securities", as used in this Agreement, shall not include Underlying Shares. "Underlying Share" or "Underlying Shares" shall mean uncertificated shares of, or other interests in, other investment funds, accounts or vehicles, including, but not limited to, mutual funds.

2.	REQUIRED RESERVES.

The Fund shall, from time to time, deliver to and maintain with Custodian (and, in the Fund's sole discretion, one or more additional custodians) qualified investments having at all times an aggregate value at least equal to the amount the Fund is required to maintain as reserves

(including Attachment and Exhibits)

pursuant to Section 28(a) of the 1940 Act ("required reserves"), which amounts shall be set out in reports submitted by the Fund to Custodian pursuant to Section 12 hereof. The Fund acknowledges that Custodian is not responsible for ensuring the Fund's compliance with required reserves.

Custodian acknowledges that the Fund may, pursuant to the terms of this Agreement, withdraw any of its assets held hereunder at any time, provided that to the extent that qualified investments are withdrawn, the Fund either substitutes qualified investments of equal or greater value, or without such substitution, qualified investments are withdrawn only to the extent the aggregate value of the qualified investments held hereunder exceeds the required reserves, as calculated pursuant to Section 28 of the Act.

3.	QUALIFIED INVESTMENTS; CERTIFICATES.

A.	Qualified Investments. For purposes of this Agreement, "qualified investments" shall have the meaning given to it by Section 28(b) of the 1940 Act, as administered by the SEC. Qualified investments shall be valued, for the purpose of determining compliance with the deposit requirements of Section 28 of the 1940 Act, in accordance with the District of Columbia Code, where applicable, and otherwise as prescribed by the SEC. Any asset deposited with Custodian shall be accompanied by an Instruction from an Authorized Person from the Fund (as defined below) giving (i) the value of the assets and (ii) the classification of whether the asset is a qualified investment.

B.	Certificates. Whenever used in this Agreement, the term "Certificate" shall mean a "face-amount certificate" as that term is defined in Section 2(a)(l5) of the 1940 Act, unless otherwise expressly noted.

4.	INSTRUCTIONS.

(a)       An "Instruction," as used herein, shall mean a request, direction, instruction, or certification initiated by the Fund and conforming to the terms of this paragraph. An Instruction may be transmitted to the Custodian by any of the following means:

(i)       a writing manually signed on behalf of the Fund by an Authorized Person (as hereinafter defined);

(ii)       a telephonic or other oral communication from a person the Custodian reasonably believes to be an Authorized Person;

(iii)       a facsimile transmission that the Custodian reasonably believes has been signed or otherwise originated by an Authorized Person;

(iv)       a communication effected through the internet or web-based functionality (including without limitation, emails, data files and other communications) on behalf of the Fund ("Electronic Communication"), or

(v)       other means reasonably acceptable to both parties.

(including Attachment and Exhibits)

Instructions in the form of oral communications shall be confirmed by the appropriate Fund by either a writing (as set forth in (i) above), a facsimile (as set forth in (iii) above), or an Electronic Communication (as set forth in (iv) above), but the lack of such confirmation shall in no way affect any action taken by the Custodian in reliance upon such oral Instructions prior to the Custodian's receipt of such confirmation. The Fund authorizes the Custodian to record any and all telephonic or other oral Instructions communicated to the Custodian. The parties acknowledge and agree that, with respect to Instructions transmitted by facsimile, the Custodian cannot verify that the signature of an Authorized Person has been properly affixed and, with respect to Instructions transmitted by an Electronic Communication, the Custodian cannot verify that the Electronic Communication has been initiated by an Authorized Person; accordingly, the Custodian shall have no liability as a result of actions taken in reliance on unauthorized facsimile or Electronic Communication Instructions. The Custodian recommends that any Instructions transmitted by the Fund via email be done so through a secure system or process.

(b)       "Special Instructions," as used herein, shall mean Instructions countersigned or confirmed in writing by the Treasurer or any other officer of the Fund, which countersignature or confirmation shall be on the same instrument containing the Instructions or on a separate instrument relating thereto.

(c)       Instructions and Special Instructions shall be delivered to the Custodian at the address and/or telephone, facsimile transmission or email address agreed upon from time to time by the Custodian and the Fund.

(d)       Where appropriate, Instructions and Special Instructions shall be continuing Instructions.

(e)       An Authorized Person shall be responsible for assuring the accuracy and completeness of Instructions. If the Custodian reasonably determines that an Instruction is unclear or incomplete, the Custodian may notify the Fund of such determination, in which case the Fund shall be responsible for delivering to the Custodian an amended Instruction. The Custodian shall have no obligation to take any action until the Fund re-delivers to the Custodian an Instruction that is clear and complete.

(f)       The Fund shall be responsible for delivering to the Custodian Instructions or Special Instructions in a timely manner, after considering such factors as the involvement of subcustodians, brokers or agents in a transaction, time zone differences, reasonable industry standards, etc. The Custodian shall have no liability if the Fund delivers Instructions or Special Instructions to the Custodian after any deadline established by the Custodian.

(g)       By providing Instructions to acquire or hold Foreign Assets (as defined in Rule 17f-5(a)(2) under the 1940 Act), the Fund shall be deemed to have confirmed to the Custodian that the Fund has (i) considered and accepted responsibility for all Sovereign Risks and Country Risks (as hereinafter defined) associated with investing in a particular country or jurisdiction, and (ii) made all determinations and provided to shareholders and other investors all disclosures required of the 1940 Act. The term "Foreign Assets", as used herein, shall mean any Asset (including foreign currencies) for which the primary market is outside the United States, and any cash or cash equivalents that are reasonably necessary to effect the Fund's transactions in those Assets.

(including Attachment and Exhibits)

5.	DELIVERY OF CORPORATE DOCUMENTS.

Each of the parties to this Agreement represents that its execution does not violate any of the provisions of its respective charter, articles of incorporation, partnership agreement, declaration of trust, articles of association or bylaws, that all required corporate or organizational action to authorize the execution and delivery of this Agreement has been taken, and that the person signing this Agreement is authorized to bind such party.

The Fund agrees to provide the Custodian, upon request, documentation regarding the Fund, including, by way of example: certificates of incorporation or trust, by-laws, resolutions, registration statements, W-9s and other tax-related documentation, compliance policies and procedures and other compliance documents, etc.

In addition, the Fund has delivered or will promptly deliver to the Custodian, copies of the Resolution(s) of its Board of Directors or Trustees and all amendments or supplements thereto, properly certified or authenticated, designating certain officers or employees of the Fund who will have continuing authority to certify to the Custodian: (a) the names, titles, signatures and scope of authority of all persons authorized to give Instructions or any other notice, request, direction, instruction, certificate or instrument on behalf of the Fund, and (b) the names, titles and signatures of those persons authorized to countersign or confirm Special Instructions on behalf of the Fund (in both cases collectively, the "Authorized Persons" and individually, an "Authorized Person"). Such Resolutions and certificates may be accepted and relied upon by the Custodian as conclusive evidence of the facts set forth therein and shall be considered to be in full force and effect until delivery to the Custodian of a similar Resolution or certificate to the contrary; provided, however, that the Custodian may rely upon any written designation furnished by the Treasurer or other officer of the Fund designating persons authorized to countersign or confirm Special Instructions (as provided in Section 4(b)). Upon delivery of a certificate which deletes or does not include the name(s) of a person previously authorized to give Instructions or to countersign or confirm Special Instructions, such person shall no longer be considered an Authorized Person authorized to give Instructions or to countersign or confirm Special Instructions. Unless the certificate specifically requires that the approval of anyone else will first have been obtained, the Custodian will be under no obligation to inquire into the right of the person giving such Instructions or Special Instructions to do so. Notwithstanding any of the foregoing, no Instructions or Special Instructions received by the Custodian from the Fund will be deemed to authorize or permit any director, trustee, officer, employee, or agent of the Fund to withdraw any of the Assets of the Fund upon the mere receipt of such authorization, Special Instructions or Instructions from such director, trustee, officer, employee or agent.

6.	POWERS AND DUTIES OF CUSTODIAN AND DOMESTIC SUBCUSTODIAN.

Except for Assets held by any Foreign Subcustodian, Special Subcustodian or Eligible Securities Depository appointed pursuant to Sections 7(b), (c), or (f) of this Agreement, the Custodian shall have and perform the powers and duties hereinafter set forth in this Section 6.

(including Attachment and Exhibits)

For purposes of this Section 6 all references to powers and duties of the "Custodian" shall also refer to any Domestic Subcustodian appointed pursuant to Section 7(a).

(a)	Deposits of Funds.

Funds held by Custodian for the Fund may be deposited by it to its credit as Custodian in such banks or trust companies (including, without limitation, affiliates of Custodian) as it may in its discretion deem necessary or desirable; provided, however, that every such bank or trust company shall be qualified to act as a custodian under Section 26(a) of the 1940 Act and that each such bank or trust company and funds to be deposited with each such bank or trust company shall be approved by vote of a majority of the Board of Directors or Trustees of the Fund. Such funds shall be deposited by Custodian in its capacity as Custodian and shall be withdrawable by Custodian only in that capacity; provided, however that depositing such funds shall not relieve Custodian of its responsibilities or liabilities hereunder.

(b)	Safekeeping.

The Custodian will keep safely the Assets of the Fund which are delivered to and accepted by it from time to time. The Custodian shall notify the Fund if it is unwilling or unable to accept custody of any asset of the Fund. The Custodian shall not be responsible for any property of the Fund held by the Fund and not delivered to the Custodian or for any pre-existing faults or defects in Assets that are delivered to the Custodian.

(c)	Manner of Holding Securities.

(1)       The Custodian shall at all times hold and segregate Securities of the Fund either: (i) by physical possession of the share certificates or other instruments representing such Securities, in registered or bearer form; in the vault of the Custodian, Domestic Subcustodian, a Special Custodian, depository or agent of the Custodian; or in an account maintained by the Custodian or agent at a Securities System (as hereinafter defined); or (ii) in book-entry form by a Securities System in accordance with the provisions of sub- paragraph (3) below; or (iii) confirming that such Security is been held by the Fund through the software system maintained by the Fund (the "Fund System"). The Fund hereby agrees that it shall register all such Securities on the Fund System in the Custodian's name on behalf of the Fund. It is hereby accepted and agreed that Custodian's confirmation of (i) the Security in the Fund System and (ii) that the Fund holds the cash available to purchase the Security will not constitute an "approval" of the purchase as a principal on behalf of the Fund.

(2)       The Custodian may hold registrable portfolio Securities which have been delivered to it in physical form, by registering the same in the name of the appropriate Fund or its nominee, or in the name of the Custodian or its nominee, for whose actions the Fund and Custodian, respectively, shall be fully responsible. Upon the receipt of Instructions, the Custodian shall hold such Securities in street certificate form, so called, with or without any indication of representative capacity. However, unless it receives Instructions to the contrary, the Custodian will register all such portfolio Securities in the name of the Custodian's authorized nominee. All such Securities shall be held in an account of the

(including Attachment and Exhibits)

Custodian containing only Assets of the Fund or only Assets held by the Custodian for the benefit of customers, provided that the records of the Custodian shall indicate at all times the Fund or other customer for which such Securities are held in such accounts and the respective interests therein.

(3)       The Custodian may deposit and/or maintain domestic Securities owned by the Fund in, and the Fund hereby approves use of: (a) The Depository Trust & Clearing Corporation; (b) any other clearing agency registered with the Securities and Exchange Commission ("SEC") under Section 17A of the Securities Exchange Act of 1934 (the "Exchange Act"), which acts as a securities depository; and (c) a Federal Reserve Bank or other entity authorized to operate the federal book-entry system described in the regulations of the Department of the Treasury or book-entry systems operated pursuant to comparable regulations of other federal agencies. Upon the receipt of Special Instructions, the Custodian may deposit and/or maintain domestic Securities owned by the Fund in any other domestic clearing agency that may otherwise be authorized by the SEC to serve in the capacity of depository or clearing agent for the Securities or other assets of investment companies and that acts as a Securities depository. Each of the foregoing shall be referred to in this Agreement as a "Securities System", and all such Securities Systems shall be listed on the attached Appendix A. Use of a Securities System shall be in accordance with applicable Federal Reserve Board and SEC rules and regulations, if any, and subject to the following provisions:

(i)       The Custodian may deposit the Securities directly or through one or more agents or Subcustodians which are also qualified to act as custodians for investment companies.

(ii)       Securities held in a Securities System shall be subject to any agreements or rules effective between the Securities System and the Custodian or a Subcustodian, as the case may be.

(iii)       Any Securities deposited or maintained in a Securities System shall be held in an account ("Account") of the Custodian or a Subcustodian in the Securities System that includes only assets held by the Custodian or a Subcustodian as a custodian or otherwise for customers.

(iv)       The books and records of the Custodian shall at all times identify those Securities belonging to the Fund which are maintained in a Securities System.

(v)       The Custodian shall pay for Securities purchased for the account of the Fund only upon (a) receipt of advice from the Securities System that such Securities have been transferred to the Account of the Custodian in accordance with the rules of the Securities System, and (b) the making of an entry on the records of the Custodian to reflect such payment and transfer for the account of the Fund. The Custodian shall transfer Securities sold for the account of the Fund only upon (a) receipt of advice from the Securities System that payment for such Securities has been transferred to the Account of the Custodian in accordance with the rules of the Securities System, and (b) the making of an entry on the records of the Custodian to reflect such transfer and payment for the account of the Fund. Copies of all advices from the Securities

(including Attachment and Exhibits)

System relating to transfers of Securities for the account of the Fund shall be maintained for the Fund by the Custodian. Such copies may be maintained by the Custodian in electronic form. The Custodian shall make available to the Fund or its agent on the next business day, by Electronic Communication, facsimile, or other means reasonably acceptable to both parties, daily transaction activity that shall include each day's transactions for the account of the Fund.

(vi)       The Custodian shall, if requested by the Fund pursuant to Instructions, provide the Fund with reports obtained by the Custodian or any Subcustodian with respect to a Securities System's accounting system, internal accounting control and procedures for safeguarding Securities deposited in the Securities System.

(d)       Delivery of Securities.

The Fund shall instruct Custodian to release and deliver securities held by Custodian or in its account with a Securities System (i) only where there would remain in Custodian's custody, after the release and delivery of such securities, an amount of qualified investments sufficient to meet the Fund's reserve requirements at the time, and (ii) only in the following cases:

(1)       Upon sale of such securities for the account of the Fund and receipt of payment therefor;

(2)       In the case of a sale effected through a Securities System, in accordance with the provisions of the Section;

(3)       To the issuer thereof or its agent when such securities are called, redeemed, retired or otherwise become payable; provided that, in any such case, the cash or other consideration is to be delivered to Custodian;

(4)       To the issuer thereof, or its agent, for transfer into the name of the Fund or into the name of any nominee or nominees of Custodian, or for exchange for a different number of bonds, certificates or other evidence representing the same aggregate face amount or number of units; provided that, in any such case, the new securities are to be delivered to Custodian;

(5)       Upon the sale of such securities for the account of the Fund, to the broker or its clearing agent, against a receipt, for examination in accordance with "street delivery" custom;

(6)       For exchange or conversion pursuant to any plan of merger, consolidation, recapitalization, reorganization or readjustment of the securities of the issuer of such securities, or pursuant to provisions for conversion contained in such securities, or pursuant to any deposit agreement; provided that, the Fund confirms in any such case, the new securities and cash, if any, are to be delivered to Custodian;

(7)       In the case of warrants, rights or similar securities, the surrender thereof in the exercise of such warrants, rights or similar securities or the surrender of interim receipts or temporary securities for definitive securities; provided that, the Fund confirms in any such case, the new securities and cash, if any, are to be delivered to Custodian;

(including Attachment and Exhibits)

(8)       For delivery in connection with any loans of securities made by the Fund, but only against receipt of adequate collateral as the Parties may mutually agree in writing, which collateral may be in the form of cash or obligations issued by the United States government, its agencies or instrumentalities all of which to be confirmed by the Fund or its investment adviser;

(9)       For delivery as security in connection with any borrowings by the Fund requiring a pledge of assets by the Fund, but only against receipt of amounts borrowed, to be confirmed by the Fund or its investment adviser;

(10)       For delivery in accordance with the provisions of any agreement among the Fund, Custodian and a broker-dealer registered under the Exchange Act and a member of the Financial Industry Regulatory Authority ("FINRA"), relating to compliance with the rules of The Options Clearing Corporation and of any registered national securities exchange, or of any similar organization or organizations, regarding escrow or other arrangements in connection with transactions by the Fund;

(11)       Upon receipt of Instructions from the Fund; or

(12)       For any other proper corporate purpose, but only upon receipt of, in addition to Instructions from the Fund, a certified copy of a resolution of the Board of Directors or of the Executive Committee of the Board of Directors or Trustees signed by an officer of the Fund and certified by the Secretary or an Assistant Secretary, specifying the securities of the Fund to be delivered, setting forth the purpose for which such delivery is to be made, declaring such purpose to be a proper purpose, and naming the person or persons to whom delivery of such securities shall be made. In delivering any securities pursuant to this Section, Custodian shall credit to the account of the Fund the cash or other property received therefor, except to the extent that Custodian may be instructed otherwise by certified resolution meeting the requirements of paragraph (1) of this Section.

(e)       Registration of Securities.

Securities held by Custodian (other than bearer securities) shall be registered in the name of the Fund or in the name of any nominee of the Fund or of any nominee of Custodian that the Fund acknowledges in writing to be acceptable. Custodian shall clearly note on its records "Figure Certificate Company" for each security of the Fund it holds. All securities accepted by Custodian on behalf of the Fund under the terms of this Agreement shall be in "street name" or other good delivery form.

(f)       Payment of Monies.

Upon receipt of Instructions from the Funds, Custodian shall pay out monies in the following cases as instructed by the Fund:

(1)       Upon the purchase of securities for the account of the Fund but only (i) against the delivery of such securities to Custodian registered in the manner required for such instruments to be held pursuant to this Agreement or in proper form for transfer; or (ii) in the

(including Attachment and Exhibits)

case of a purchase effected through a Securities System, in accordance with the conditions set forth in this Section;

(2)       In connection with conversion, exchange or surrender of securities owned by the Fund;

(3)       For the redemption or repurchase of Certificates issued by the Fund;

(4)       For the payment of any expense or liability incurred by the Fund, including but not limited to the following payments for the account of the Fund: interest, taxes, management, accounting and legal fees, and operating expenses of the Fund; and

(5)       Upon withdrawal of monies to the extent the aggregate value of qualified investments held hereunder exceed the required reserves;

(6)       For any other proper purpose, but in addition to Instructions from the Fund on behalf of the Fund, the Fund agrees to provide a certified copy of a resolution of the Board of Directors or of the Executive Committee of the Board of Directors signed by an officer of the Fund and certified by its Secretary or an Assistant Secretary, specifying the amount of such payment, setting forth the purpose for which such payment is to be made, declaring such purpose to be a proper purpose, and naming the person or persons to whom such payment is to be made.

(g)       Underlying Shares.

(1)       The provisions of this Section 6 shall govern the custody of the Underlying Shares and, to the extent there is a conflict between such provisions and the provisions of any other section of this Agreement with respect to Underlying Shares, the terms of this Section 6 shall control.

(2)       The Underlying Shares beneficially owned by the Fund shall be deposited and/or held in an account or accounts maintained by a transfer agent, registrar, recordkeeper, general partner, corporate secretary or other relevant third party (each a "Transfer Agent") pursuant to Instructions to the Custodian. The Fund and the Custodian agree that the Custodian's only responsibilities in connection with Underlying Shares shall be limited to the following:

(i)       Upon receipt of a confirmation or statement from a Transfer Agent that such Transfer Agent is holding or maintaining Underlying Shares in the name of the Custodian (or a nominee of the Custodian) for the benefit of the Fund, the Custodian shall (A) mark such holdings on its books and records and (B) identify by book-entry that the relevant Underlying Shares are being held by the Custodian as custodian for the benefit of the Fund;

(ii)       In accordance with Instructions, the Custodian shall (A) pay out monies from Fund Assets for the purchase of Underlying Shares for the account of the Fund and (B) record such purchase on the books and records of the Custodian;

(including Attachment and Exhibits)

(iii)       In accordance with Instructions, the Custodian shall (A) transfer Underlying Shares redeemed for the account of the Fund in accordance with such Instructions and (B) record such transfer on the books and records of the Custodian and, upon receipt of related proceeds, record the related payment for the account of the Fund on said books and records.

(h)       Free Delivery of Assets.

Notwithstanding any other provision of this Agreement and except as provided in Section 6 hereof, the Custodian, upon receipt of Special Instructions, will undertake to make free delivery of Assets, provided such Assets are on hand and available, in connection with the Fund's transactions and to transfer such Assets to such broker, dealer, Subcustodian, bank, agent, Securities System or otherwise as specified in such Special Instructions.

(i)       Exchange of Securities.

Upon receipt of Instructions, the Custodian will exchange Securities held by it for the Fund for other Securities or cash paid in connection with any reorganization, recapitalization, merger, consolidation, conversion, or similar event, and will deposit any such Securities in accordance with the terms of any reorganization or protective plan.

Unless otherwise directed by Instructions, the Custodian is authorized to exchange Securities held by it in temporary form for Securities in definitive form, to surrender Securities for transfer into a name or nominee name as permitted in Section 6(d)(4), to effect an exchange of shares in a stock split or when the par value of the stock is changed, to sell any fractional shares, and, upon receiving payment therefor, to surrender bonds or other Securities held by it at maturity or call.

(j)       Purchases of Assets.

(1)       Securities Purchases. In accordance with Instructions, the Custodian shall, with respect to a purchase of Securities, pay for such Securities out of monies held for the Fund's account for which the purchase was made, but only insofar as monies are available therein for such purpose, and receive the Securities so purchased. Unless the Custodian has received Special Instructions to the contrary, such payment will be made only upon delivery of such Securities to the Custodian, a clearing corporation of a national securities exchange of which the Custodian is a member, or a Securities System in accordance with the provisions of Section 6(c)(3) hereof. Notwithstanding the foregoing, (i) in connection with a repurchase agreement, the Custodian may release funds to a Securities System prior to the receipt of advice from the Securities System that the Securities underlying such repurchase agreement have been transferred by book-entry into the Account maintained with such Securities System by the Custodian, provided that the Custodian's instructions to the Securities System require that the Securities System may make payment of such funds to the other party to the repurchase agreement only upon transfer by book-entry of the Securities underlying the repurchase agreement into such Account; (ii) in the case of options, Interest Bearing Deposits, currency deposits and other deposits, and foreign exchange transactions, the Custodian may make payment therefor before receipt of an advice of transaction; and (iii)

(including Attachment and Exhibits)

the Custodian may make payment for Securities or other Assets prior to delivery thereof in accordance with Instructions, applicable laws, generally accepted trade practices, or the terms of the instrument representing such Security or other Asset, including, but not limited to, Securities and other Assets as to which payment for the Security and receipt of the instrument evidencing the Security are under generally accepted trade practices or the terms of the instrument representing the Security expected to take place in different locations or through separate parties.

(2)       Other Assets Purchased. Upon receipt of Instructions and except as otherwise provided herein, the Custodian shall pay for and receive other Assets for the account of the Fund as provided in Instructions.

(k)       Sales of Assets.

(1)       Securities Sold. In accordance with Instructions, the Custodian shall, with respect to a sale, deliver or cause to be delivered the Securities thus designated as sold to the broker or other person specified in the Instructions relating to such sale. Unless the Custodian has received Special Instructions to the contrary, such delivery shall be made only upon receipt of payment therefor in the form of: (a) cash, certified check, bank cashier's check, bank credit, or bank wire transfer; (b) credit to the account of the Custodian with a clearing corporation of a national securities exchange of which the Custodian is a member; or (c) credit to the Account of the Custodian with a Securities System, in accordance with the provisions of Section 6(c)(3) hereof. Notwithstanding the foregoing, the Custodian may deliver Securities and other Assets prior to receipt of payment for such Securities in accordance with Instructions, applicable laws, generally accepted trade practices, or the terms of the instrument representing such Security or other Asset. For example, Securities held in physical form may be delivered and paid for in accordance with "street delivery custom" to a broker or its clearing agent, against delivery to the Custodian of a receipt for such Securities, provided that the Custodian shall have taken reasonable steps to ensure prompt collection of the payment for, or return of, such Securities by the broker or its clearing agent, and provided further that the Custodian shall not be responsible for the selection of or the failure or inability to perform of such broker or its clearing agent or for any related loss arising from delivery or custody of such Securities prior to receiving payment therefor.

(2)       Other Assets Sold. Upon receipt of Instructions and except as otherwise provided herein, the Custodian shall receive payment for and deliver other Assets for the account of the Fund as provided in Instructions.

(3)       [RESERVED].

(l)       Segregated Accounts.

Upon receipt of Instructions, the Custodian shall establish and maintain on its books a segregated account or accounts for and on behalf of a Fund, into which account or accounts may be transferred Assets of the Fund, including Securities maintained by the Custodian in a Securities System pursuant to Paragraph (c)(3) of this Section 6, said account or accounts to be maintained (i) for the purposes set forth in Sections 6(h) and 6(n); and (ii) for such other

(including Attachment and Exhibits)

purposes as may be set forth, from time to time, in Special Instructions. The Custodian shall not be responsible for the determination of the type or amount of Assets to be held in any segregated account referred to in this paragraph.

(m)       Depositary Receipts.

Upon receipt of Instructions, the Custodian shall surrender or cause to be surrendered Securities to the depository used for such Securities by an issuer of American Depositary Receipts or International Depositary Receipts (hereinafter referred to, collectively, as "ADRs"), against a written receipt therefor adequately describing such Securities and written evidence satisfactory to the organization surrendering the same that the depository has acknowledged receipt of instructions to issue ADRs with respect to such Securities in the name of the Custodian or a nominee of the Custodian, for delivery in accordance with such instructions.

Upon receipt of Instructions, the Custodian shall surrender or cause to be surrendered ADRs to the issuer thereof, against a written receipt therefor adequately describing the ADRs surrendered and written evidence satisfactory to the organization surrendering the same that the issuer of the ADRs has acknowledged receipt of instructions to cause its depository to deliver the Securities underlying such ADRs in accordance with such instructions.

(n)       Corporate Actions, Put Bonds, Called Bonds, Etc.

Upon receipt of Instructions, the Custodian shall: (a) deliver warrants, puts, calls, rights or similar Securities to the issuer or trustee thereof (or to the agent of such issuer or trustee) for the purpose of exercise or sale, provided that the new Securities, cash or other Assets, if any, acquired as a result of such actions are to be delivered to the Custodian; and (b) deposit Assets upon invitations for tenders thereof, provided that the consideration for such Assets is to be paid or delivered to the Custodian, or the tendered Assets are to be returned to the Custodian.

Unless otherwise directed to the contrary in Instructions, the Custodian shall comply with the terms of all mandatory or compulsory exchanges, calls, tenders, redemptions, or similar rights of security ownership of which the Custodian receives notice through data services or publications to which it normally subscribes, and shall promptly notify the Fund of such action.

The Fund agrees that if it gives an Instruction for the performance of an act on the last permissible date of a period established by the Custodian or any optional offer or on the last permissible date for the performance of such act, the Fund shall hold the Custodian harmless from any adverse consequences in connection with acting upon or failing to act upon such Instructions.

If the Fund wishes to receive periodic corporate action notices of exchanges, calls, tenders, redemptions and other similar notices pertaining to Assets and to provide Instructions with respect to such Assets via the internet, the Custodian and the Fund may enter into a Supplement to this Agreement whereby the Fund will be able to participate in the Custodian's Electronic Corporate Action Notification Service.

(including Attachment and Exhibits)

(o)       Interest Bearing Deposits.

Upon receipt of Instructions directing the Custodian to purchase interest bearing fixed- term certificates of deposit or call deposits (hereinafter referred to, collectively, as "Interest Bearing Deposits") for the account of a Fund, the Custodian shall purchase such Interest Bearing Deposits with such banks or trust companies, including the Custodian, any Subcustodian or any subsidiary or affiliate of the Custodian (hereinafter referred to as "Banking Institutions"), and in such amounts as the Fund may direct pursuant to Instructions. Such Interest-Bearing Deposits shall be denominated in U.S. dollars. Interest Bearing Deposits issued by the Custodian shall be in the name of the Fund. Interest Bearing Deposits issued by another Banking Institution may be in the name of the Fund or the Custodian or in the name of the Custodian for its customers generally. The responsibilities of the Custodian to the Fund for Interest Bearing Deposits issued by the Custodian shall be that of a U.S. bank for a similar deposit. With respect to Interest Bearing Deposits issued by any other Banking Institution, (a) the Custodian shall be responsible for the collection of income and the transmission of cash to and from such accounts; and (b) the Custodian shall have no duty with respect to the selection of the Banking Institution or for the failure of such Banking Institution to pay upon demand.

(p)       Foreign Exchange Transactions.

(1)       The Fund may appoint the Custodian as its agent in the execution of all currency exchange transactions. If requested, the Custodian agrees to provide exchange rate and U.S. Dollar information, in writing, or by other means agreeable to both parties, to the Fund.

(2)       Upon receipt of Instructions, the Custodian shall settle foreign exchange contracts or options to purchase and sell foreign currencies for spot and future delivery on behalf of and for the account of the Fund with such currency brokers or Banking Institutions as the Fund may determine and direct pursuant to Instructions. If, in its Instructions, the Fund does not direct the Custodian to utilize a particular currency broker or Banking Institution, the Custodian is authorized to select such currency broker or Banking Institution as it deems appropriate to execute the Fund's foreign currency transaction. It is understood that all such transactions shall be undertaken by the Custodian as agent for the Fund.

(3)       The Fund accepts full responsibility for its use of third party foreign exchange brokers and for execution of said foreign exchange contracts and understands that the Fund shall be responsible for any and all costs and interest charges which may be incurred as a result of the failure or delay of its third party broker to deliver foreign exchange. The Custodian shall have no responsibility or liability with respect to the selection of the currency brokers or Banking Institutions with which the Fund deals or the performance or non-performance of such brokers or Banking Institutions.

(4)       Notwithstanding anything to the contrary contained herein, upon receipt of Instructions the Custodian may, in connection with a foreign exchange contract, make free outgoing payments of cash in the form of U.S. Dollars or foreign currency prior to

(including Attachment and Exhibits)

receipt of confirmation of such foreign exchange contract or confirmation that the countervalue currency completing such contract has been delivered or received.

(q)       Pledges or Loans of Securities.

(1)       Upon receipt of Instructions from a Fund, the Custodian will release or cause to be released Securities held in custody to the pledgees designated in such Instructions by way of pledge or hypothecation to secure loans incurred by the Fund with various lenders including but not limited to Custodian.; provided, however, that the Securities shall be released only upon payment to the Custodian of the monies borrowed, except that in cases where additional collateral is required to secure existing borrowings, further Securities may be released or delivered, or caused to be released or delivered for that purpose upon receipt of Instructions. Upon receipt of Instructions, the Custodian will pay, but only from funds available for such purpose, any such loan upon re-delivery to it of the Securities pledged or hypothecated therefor and upon surrender of the note or notes evidencing such loan. In lieu of delivering collateral to a pledgee, the Custodian, on the receipt of Instructions, shall transfer the pledged Securities to a segregated account for the benefit of the pledgee.

(2)       Upon receipt of Instructions, the Custodian will release securities to a securities lending agent appointed by the Fund and designated in such Instructions. The Custodian shall act upon Instructions from the Fund and/or such agent in order to effect securities lending transactions on behalf of the Fund. For its services in facilitating the Fund's securities lending activities through such agent, the Custodian may receive from the agent a portion of the agent's securities lending revenue or a fee directly from the Fund. The Custodian shall have no responsibility or liability for any losses arising in connection with the agent's actions or omissions, including but not limited to the delivery of Securities prior to the receipt of collateral, in the absence of negligence or willful misconduct on the part of the Custodian.

(r)       Stock Dividends, Rights, Etc.

The Custodian shall receive and collect all stock dividends, rights, and other items of like nature and, upon receipt of Instructions, take action with respect to the same as directed in such Instructions.

(s)       Routine Dealings.

The Custodian will, in general, attend to all routine and operational matters in accordance with industry standards in connection with the sale, exchange, substitution, purchase, transfer, or other dealings with Securities or other property of the Fund, except as may be otherwise provided in this Agreement or directed from time to time by Instructions from the Fund. The Custodian may also make payments to itself or others from the Assets for disbursements and out- of-pocket expenses incidental to handling Securities or other similar items relating to its duties under this Agreement, provided that all such payments shall be accounted for to the Fund.

(including Attachment and Exhibits)

(t)       Collections.

The Custodian shall (a) collect amounts due and payable to the Fund with respect to Securities and other Assets; (b) promptly credit to the account of the Fund all income and other payments relating to Securities and other Assets held by the Custodian hereunder upon Custodian's receipt of such income or payments or as otherwise agreed in writing by the Custodian and any particular Fund; (c) promptly endorse and deliver any instruments required to effect such collection; and (d) promptly execute ownership and other certificates, affidavits and other documents for all federal, state, local and foreign tax purposes in connection with receipt of income or other payments with respect to Securities and other Assets, or in connection with the transfer of such Securities or other Assets; provided, however, that with respect to Securities registered in so-called street name, or physical Securities with variable interest rates, the Custodian shall use its best efforts to collect amounts due and payable to any the Fund. The Custodian shall not be responsible for the collection of amounts due and payable with respect to Securities or other Assets that are in default.

Any advance credit of cash or Securities or other Assets expected to be received shall be subject to actual collection and may, when the Custodian determines collection unlikely, be reversed by the Custodian.

(u)       Dividends, Distributions and Redemptions.

To enable the Fund to pay dividends or other distributions to shareholders of the Fund and to make payment to shareholders who have requested repurchase or redemption of their shares of the Fund (collectively, the "Shares"), the Custodian shall release cash or Securities insofar as available. In the case of cash, the Custodian shall, upon the receipt of Instructions, transfer such funds by check or wire transfer to any account at any bank or trust company designated by the Fund in such Instructions. In the case of Securities, the Custodian shall, upon the receipt of Special Instructions, make such transfer to any entity or account designated by the Fund in such Special Instructions.

(v)       Proceeds from Shares Sold.

The Custodian shall receive funds representing cash payments received for shares issued or sold from time to time by the Fund and shall credit such funds to the account of the appropriate Fund. The Custodian shall notify the appropriate Fund of Custodian's receipt of cash in payment for shares issued by the Fund by facsimile transmission or in such other manner as the Fund and the Custodian shall agree. Upon receipt of Instructions, the Custodian shall: (a) deliver all federal funds received by the Custodian in payment for shares as may be set forth in such Instructions and at a time agreed upon between the Custodian and the Fund; and (b) make federal funds available to the Fund as of specified times agreed upon from time to time by the Fund and the Custodian, in the amount of checks received in payment for shares which are deposited to the accounts of the Fund.

(including Attachment and Exhibits)

(w)       Proxies and Notices; Compliance with the Shareholder Communications Act of 1985.

The Custodian shall deliver or cause to be delivered to the appropriate Fund, or its designated agent or proxy service provider, all forms of proxies, all notices of meetings, and any other notices or announcements affecting or relating to Securities or Underlying Shares owned by the Fund that are received by the Custodian and, upon receipt of Instructions, the Custodian shall execute and deliver, or cause a Subcustodian or nominee to execute and deliver such proxies or other authorizations as may be required. Except as directed pursuant to Instructions, the Custodian shall not vote upon any such Securities or Underlying Shares, or execute any proxy to vote thereon, or give any consent or take any other action with respect thereto.

The Custodian will not release the identity of the Fund to an issuer which requests such information pursuant to the Shareholder Communications Act of 1985 for the specific purpose of direct communications between such issuer and any the Fund unless a particular Fund directs the Custodian otherwise pursuant to Instructions.

(x)       Books and Records.

The Custodian shall maintain such records relating to its activities under this Agreement as are required to be maintained by Rule 31a-1 under the 1940 Act and to preserve them for the periods prescribed in Rule 31a-2 under the 1940 Act. These records shall be open for inspection by duly authorized officers, employees or agents (including independent public accountants) of the appropriate Fund during normal business hours of the Custodian.

The Custodian shall provide accountings relating to its activities under this Agreement as shall be agreed upon by the Fund and the Custodian.

(y)       Opinion of Fund's Independent Certified Public Accountants.

The Custodian shall take all reasonable action as the Fund may request to obtain from year to year favorable opinions from the Fund's independent certified public accountants with respect to the Custodian's activities hereunder and in connection with the preparation of the Fund's periodic reports to the SEC and with respect to any other requirements of the SEC.

(z)       Reports by Independent Certified Public Accountants.

At the request of a Fund, the Custodian shall deliver to the Fund a written report, which may be in electronic form, prepared by the Custodian's independent certified public accountants with respect to the services provided by the Custodian under this Agreement, including, without limitation, the Custodian's accounting system, internal accounting control, financial strength and procedures for safeguarding cash, Securities and other Assets, including cash, Securities and other Assets deposited and/or maintained in a Securities System or with a Subcustodian. Such report shall be of sufficient scope and in sufficient detail as may reasonably be required by the Fund and as may reasonably be obtained by the Custodian.

(including Attachment and Exhibits)

(aa) Bills and Other Disbursements.

Upon receipt of Instructions, the Custodian shall pay, or cause to be paid, all bills, statements, or other obligations of a Fund.

(bb) Sweep or Automated Cash Management.

Upon receipt of Instructions, the Custodian shall invest any otherwise uninvested cash of the Fund held by the Custodian in a money market mutual fund, a cash deposit product, or other cash investment vehicle made available by the Custodian from time to time, in accordance with the directions contained in such Instructions. A fee may be charged or a spread may be received by the Custodian for investing the Fund's otherwise uninvested cash in the available cash investment vehicles or products.

The Custodian shall have no responsibility to determine whether any purchases of money market mutual fund shares or any other cash investment vehicle or cash deposit product by or on behalf of the Fund under the terms of this Section will cause the Fund to exceed the limitations contained in the 1940 Act on ownership of shares of another registered investment company or any other asset or portfolio restrictions or limitations contained in applicable laws or regulations or the Fund's prospectus. The Fund agrees to indemnify and hold harmless the Custodian from all losses, damages and expenses (including attorney's fees) suffered or incurred by the Custodian as a result of a violation by the Fund of the limitations on ownership of shares of another registered investment company or any other cash investment vehicle or cash deposit product.

(cc) Other Assets.

Unless and until Custodian receives contrary Instructions from the Fund, Custodian shall:

(1)       Detach from and present at the proper time for payment all coupons and other income items that require presentation and that are held by Custodian hereunder. All items of income from dividends and interest on securities that are depository eligible (i.e., depositable with Depository Trust Company and/or Federal Reserve Book Entry) shall be credited to the Fund's account and made available in federal funds on the date succeeding the date such items are payable without regard to actual receipt by Custodian; income on non- eligible securities, physically held in Custodian's vault, shall be credited to the Fund's account upon receipt of funds from the paying agent. Custodian shall undertake reasonable procedures to collect such items of income as are not actually received by Custodian and the credit of such items to the Fund's account shall be subject to final payment; provided, however, that the Fund shall retain responsibility to collect all interest and principal payments made on mortgages and real estate properties. Any such payments not actually received by Custodian will be reversed in Fund's account.

(2)       Present for payment all securities which may mature or be called, redeemed, retired or which may otherwise become payable and credit the proceeds thereof, and any other principal payments, to the account of the Fund and furnish the Fund with a description of the source of each such payment. The Fund shall be credited, and federal funds made available, on the maturity date of short-term securities customarily settled on a

(including Attachment and Exhibits)

"same-day" basis. Redemptions shall be credited to the account of the Fund upon collection and federal funds made available on the next business day.

7.	SUBCUSTODIANS.

From time to time, in accordance with the relevant provisions of this Agreement, (i) the Custodian may appoint one or more Domestic Subcustodians, Foreign Subcustodians, Special Subcustodians or Interim Subcustodians (each as hereinafter defined) to act on behalf of the Fund; and (ii) the Custodian may be directed, pursuant to an agreement between the Fund and the Custodian ("Delegation Agreement"), to appoint a Domestic Subcustodian to perform the duties of the Foreign Custody Manager (as such term is defined in Rule 17f-5 under the 1940 Act) ("Approved Foreign Custody Manager") for the Fund so long as such Domestic Subcustodian is so eligible under the 1940 Act. Such Delegation Agreement shall provide that the appointment of any Domestic Subcustodian as the Approved Foreign Custody Manager must be governed by a written agreement between the Custodian and the Domestic Subcustodian, which provides for compliance with Rule 17f-5 under the 1940 Act. The Approved Foreign Custody Manager may then appoint a Foreign Subcustodian or Interim Subcustodian in accordance with this Section 7. For purposes of this Agreement, all Domestic Subcustodians, Special Subcustodians, Foreign Subcustodians and Interim Subcustodians shall be referred to collectively as "Subcustodians."

(a)       Domestic Subcustodians.

The Custodian may, at any time and from time to time, appoint any bank as defined in Section 2(a)(5) of the 1940 Act or any trust company or other entity, any of which meets the requirements of a custodian under Section 17(f) of the 1940 Act and the rules and regulations thereunder, to act for the Custodian on behalf of the Fund as a subcustodian for purposes of holding Assets of the Fund(s) and performing other functions of the Custodian within the United States (a "Domestic Subcustodian"). The Fund shall approve in writing the appointment of the proposed Domestic Subcustodian; and the Custodian's appointment of any such Domestic Subcustodian shall not be effective without such prior written approval of the Fund. Each such duly approved Domestic Subcustodian shall be reflected on Appendix A hereto.

(b)       Foreign Subcustodians.

(1)       Foreign Subcustodians. The Approved Foreign Custody Manager may appoint any entity meeting the requirements of an Eligible Foreign Custodian, as such term is defined in Rule 17f-5(a)(1) under the 1940 Act, and which term shall also include a bank that qualifies to serve as a custodian of assets of investment companies under Section 17(f) of the 1940 Act or by SEC order is exempt therefrom (each a "Foreign Subcustodian" in the context of either a subcustodian or a sub-subcustodian), provided that the Approved Foreign Custody Manager's appointments of such Foreign Subcustodians shall at all times be governed by an agreement that complies with Rule 17f-5.

(2)       Notwithstanding the foregoing, in the event that the Approved Foreign Custody Manager determines that it will not provide delegation services (i) in a country in which the Fund has directed that the Fund invest in a security or other Asset or (ii) with

(including Attachment and Exhibits)

respect to a specific Foreign Subcustodian which the Fund has directed be used, the Custodian shall, or shall cause the Approved Foreign Custody Manager to, promptly notify the Fund in writing by facsimile transmission, Electronic Communication, or otherwise of the unavailability of the approved Foreign Custody Manager's delegation services in such country. The Custodian and the Approved Foreign Custody Manager (or Domestic Subcustodian) as applicable, shall be entitled to rely on and shall have no liability or responsibility for following such direction from the Fund as a Special Instruction and shall have no duties or liabilities under this Agreement save those that it may undertake specifically in writing with respect to each particular instance. Upon the receipt of such Special Instructions, the Custodian may, in it absolute discretion, designate, or cause the Approved Foreign Custody Manager to designate, an entity (defined herein as "Interim Subcustodian") designated by the Fund in such Special Instructions, to hold such security or other Asset. In such event, the Fund represents and warrants that it has made a determination that the arrangement with such Interim Subcustodian satisfies the requirements of the 1940 Act and the rules and regulations thereunder (including Rule 17f-5, if applicable). It is further understood that where the Approved Foreign Custody Manager and the Custodian do not agree to provide fully to the Fund the services under this Agreement and the Delegation Agreement with respect to a particular country or specific Foreign Subcustodian, the Fund may delegate such services to another delegate pursuant to Rule 17f-5.

(c)       Special Subcustodians.

Upon receipt of Special Instructions, the Custodian shall, on behalf of a Fund, appoint one or more banks, trust companies or other entities designated in such Special Instructions to act for the Custodian on behalf of the Fund as a subcustodian for purposes of: (i) effecting third- party repurchase transactions with banks, brokers, dealers or other entities through the use of a common custodian or subcustodian; (ii) providing depository and clearing agency services with respect to certain variable rate demand note Securities, (iii) providing depository and clearing agency services with respect to dollar denominated Securities; and (iv) effecting any other transactions designated by the Fund in such Special Instructions. Each such designated subcustodian (hereinafter referred to as a "Special Subcustodian") shall be listed on Appendix A attached hereto, as it may be amended from time to time. In connection with the appointment of any Special Subcustodian, the Custodian may enter into a subcustodian agreement with the Special Subcustodian.

(d)       Termination of a Subcustodian.

The Custodian may, at any time in its discretion upon notification to the Fund, terminate any Subcustodian of the Fund in accordance with the termination provisions under the applicable subcustodian agreement, and upon the receipt of Special Instructions, the Custodian shall terminate any Subcustodian in accordance with the termination provisions under the applicable subcustodian agreement.

(e)       Information Regarding Foreign Subcustodians.

Upon request of the Fund, the Custodian shall deliver, or cause any Approved Foreign Custody Manager to deliver, to the Fund a letter or list stating: (i) the identity of each Foreign

(including Attachment and Exhibits)

Subcustodian then acting on behalf of the Custodian; (ii) the Eligible Securities Depositories (as defined in Rule 17f-7) under the 1940 Act in each foreign market through which each Foreign Subcustodian is then holding cash, securities and other Assets of the Fund; and (iii) such other information as may be requested by the Fund to ensure compliance with rules and regulations under the 1940 Act.

(f)       Eligible Securities Depositories.

(1)       The Custodian or the Domestic Subcustodian may place and maintain the Fund's Foreign Assets with an Eligible Securities Depository (as defined in Rule 17f-7 under the 1940 Act, which term shall include any other securities depository for which the SEC by exemptive order has permitted registered investment companies to maintain their assets).

(2)       Upon the request of a Fund, the Custodian shall direct the Domestic Subcustodian to provide to the Fund (including the Fund's board of directors or trustees) and/or the Fund's adviser or other agent an analysis of the custody risks associated with maintaining the Fund's Foreign Assets with such Eligible Securities Depository utilized directly or indirectly by the Custodian or the Domestic Subcustodian as of the date hereof (or, in the case of an Eligible Securities Depository not so utilized as of the date hereof, prior to the placement of the Fund's Foreign Assets at such depository) and at which any Foreign Assets of the Fund are held or are expected to be held. The Custodian shall direct the Domestic Subcustodian to monitor the custody risks associated with maintaining the Fund's Foreign Assets at each such Eligible Securities Depository on a continuing basis and shall promptly notify the Fund or its adviser of any material changes in such risks through the Approved Foreign Custody Manager's letter, market alerts or other periodic correspondence.

(3)       The Custodian shall direct the Domestic Subcustodian to determine the eligibility under Rule 17f-7 of each foreign securities depository before maintaining the Fund's Foreign Assets therewith and shall promptly advise the Fund if any Eligible Securities Depository ceases to be so eligible. Notwithstanding Subsection 7(f) hereof, Eligible Securities Depositories may, subject to Rule 17f-7 under the 1940 Act, be added to or deleted from such list from time to time.

(4)       Withdrawal of Assets. If an arrangement with an Eligible Securities Depository no longer meets the requirements of Rule 17f-7 under the 1940 Act, the Custodian shall direct the Domestic Subcustodian to withdraw the Fund's Foreign Assets from such depository as soon as reasonably practicable.

(5)       Standard of Care. In fulfilling its responsibilities under Subsection 7(f) hereof, the Custodian will exercise reasonable care, prudence and diligence.

8.	STANDARD OF CARE.

(a)       General Standard of Care.

The Custodian shall exercise due care in accordance with reasonable commercial standards in discharging its duties hereunder. The Custodian shall be liable to the Fund for all

(including Attachment and Exhibits)

losses, damages and reasonable costs and expenses suffered or incurred by the Fund resulting from the negligence or willful misconduct of the Custodian; provided, however, in no event shall the Custodian be liable for attorney's fees or for special, indirect, consequential or punitive damages arising under or in connection with this Agreement.

(b)       Actions Prohibited by Applicable Law, Etc.

In no event shall the Custodian incur liability hereunder if the Custodian or any Subcustodian or Securities System, or any Subcustodian, Eligible Securities Depository utilized by any such Subcustodian, or any nominee of the Custodian or any Subcustodian (individually, a "Person") is prevented, forbidden or delayed from performing, or omits to perform, any act or thing which this Agreement provides shall be performed or omitted to be performed, by reason of: (i) any provision of any present or future law or regulation or order of the United States of America, or any state thereof, or of any foreign country, or political subdivision thereof or of any court of competent jurisdiction (and neither the Custodian nor any other Person shall be obligated to take any action contrary thereto); or (ii) any "Force Majeure," which for purposes of this Agreement, shall mean any circumstance or event which is beyond the reasonable control of the Custodian, a Subcustodian or any agent of the Custodian or a Subcustodian and which adversely affects the performance by the Custodian of its obligations hereunder, by the Subcustodian of its obligations under its subcustodian agreement or by any other agent of the Custodian or the Subcustodian, unless in each case, such delay or nonperformance is caused by the negligence or willful misconduct of the Custodian. Such Force Majeure events may include any event caused by, arising out of or involving (a) an act of God, (b) accident, fire, water damage or explosion, (c) any computer, system outage or downtime or other equipment failure or malfunction caused by any computer virus or any other reason or the malfunction or failure of any communications medium, (d) any interruption of the power supply or other utility service, (e) any strike or other work stoppage, whether partial or total, (f) any delay or disruption resulting from or reflecting the occurrence of any Sovereign Risk (as defined below), (g) any disruption of, or suspension of trading in, the securities, commodities or foreign exchange markets, whether or not resulting from or reflecting the occurrence of any Sovereign Risk, (h) any encumbrance on the transferability of cash, currency or a currency position on the actual settlement date of a foreign exchange transaction, whether or not resulting from or reflecting the occurrence of any Sovereign Risk, or (i) any other cause similarly beyond the reasonable control of the Custodian.

Subject to the Custodian's general standard of care set forth in Subsection 8(a) hereof and the requirements of Section 17(f) of the 1940 Act and Rules 17f-5 and 17f-7 thereunder, the Custodian shall not incur liability hereunder if any Person is prevented, forbidden or delayed from performing, or omits to perform, any act or thing which this Agreement provides shall be performed or omitted to be performed by reason of any (i) "Sovereign Risk," which for the purpose of this Agreement shall mean, in respect of any jurisdiction, including but not limited to the United States of America, where investments are acquired or held under this Agreement, (a) any act of war, terrorism, riot, insurrection or civil commotion, (b) the imposition of any investment, repatriation or exchange control restrictions by any governmental authority, (c) the confiscation, expropriation or nationalization of any investments by any governmental authority, whether de facto or de jure, (d) any devaluation or revaluation of the currency, (e) the imposition of taxes, levies or other charges affecting investments, (f) any change in the applicable law, or

(including Attachment and Exhibits)

(g) any other economic, systemic or political risk incurred or experienced that is not directly related to the economic or financial conditions of the Eligible Foreign Custodian, except as otherwise provided in this Agreement or the Delegation Agreement, or (ii) "Country Risk," which for the purpose of this Agreement shall mean, with respect to the acquisition, ownership, settlement or custody of investments in a jurisdiction, all risks relating to, or arising in consequence of, systemic and markets factors affecting the acquisition, payment for or ownership of investments, including (a) the prevalence of crime and corruption in such jurisdiction, (b) the inaccuracy or unreliability of business and financial information (unrelated to the Approved Foreign Custody Manager's duties imposed by Rule 17f-5(c) under the 1940 Act or to the duties imposed on the Custodian by Rule 17f-7 under the 1940 Act), (c) the instability or volatility of banking and financial systems, or the absence or inadequacy of an infrastructure to support such systems, (d) custody and settlement infrastructure of the market in which such investments are transacted and held, (e) the acts, omissions and operation of any Eligible Securities Depository, it being understood that this provision shall not excuse the Custodian's performance under the express terms of this Agreement, (f) the risk of the bankruptcy or insolvency of banking agents, counterparties to cash and securities transactions, registrars or transfer agents, (g) the existence of market conditions which prevent the orderly execution or settlement of transactions or which affect the value of assets, and (h) the laws relating to the safekeeping and recovery of the Fund's Foreign Assets held in custody pursuant to the terms of this Agreement; provided, however, that, in compliance with Rule 17f-5, neither Sovereign Risk nor Country Risk shall include the custody risk of a particular Eligible Foreign Custodian of the Fund's Foreign Assets.

(c)       Liability for Past Records.

Neither the Custodian nor any Domestic Subcustodian shall have any liability in respect of any loss, damage or expense suffered by a Fund, insofar as such loss, damage or expense arises from the performance of the Custodian or any Domestic Subcustodian in reliance upon records that were maintained for the Fund by entities other than the Custodian or any Domestic Subcustodian prior to the Custodian's employment hereunder.

(d)       Advice of Counsel.

The Custodian and all Domestic Subcustodians shall be entitled to receive and act upon advice of counsel of its own choosing on all matters. The Custodian and all Domestic Subcustodians shall be without liability for any actions taken or omitted in good faith pursuant to the advice of counsel.

(e)       Advice of the Fund and Others.

The Custodian and any Domestic Subcustodian may rely upon the advice of the Fund and upon statements of the Fund's accountants and other persons believed by it in good faith to be expert in matters upon which they are consulted, and neither the Custodian nor any Domestic Subcustodian shall be liable for any actions taken or omitted, in good faith, pursuant to such advice or statements.

(including Attachment and Exhibits)

(f)       Information Services.

The Custodian may rely upon information received from issuers of Securities or other Assets or agents of such issuers, information received from Subcustodians or depositories, information from data reporting services that provide detail on corporate actions and other securities information, and other commercially reasonable industry sources; and, provided the Custodian has acted in accordance with the standard of care set forth in Subsection 8(a) hereof, the Custodian shall have no liability as a result of relying upon such information sources, including but not limited to errors in any such information.

(g)       Instructions Appearing to be Genuine.

The Custodian and all Domestic Subcustodians shall be fully protected and indemnified in acting as a custodian hereunder upon any Resolutions of the Board of Directors or Trustees, Instructions, Special Instructions, advice, notice, request, consent, certificate, instrument or paper appearing to it to be genuine and to have been properly executed and shall, unless otherwise specifically provided herein, be entitled to receive as conclusive proof of any fact or matter required to be ascertained from the Fund hereunder a certificate signed by any officer of the Fund authorized to countersign or confirm Special Instructions. The Custodian shall be entitled to rely upon any Instructions or Special Instructions from an Authorized Person (or from a person reasonably believed by the Custodian to be an Authorized Person). The Custodian shall be further entitled to assume that any Instructions or Special Instructions are not in any way inconsistent with the provisions of the Fund's organizational documents, offering memorandum or any other agreement governing such Fund's operations. The Custodian shall have no duty to inquire into or investigate the validity, accuracy or content of any Instruction or Special Instruction. The Custodian shall have no liability for any losses, damages or expenses incurred by the Fund arising from the use of a non-secure form of email or other non-secure electronic system or process.

(h)       No Investment Advice.

The Custodian shall have no duty to assess the risks inherent in Securities or other Assets or to provide investment advice, accounting or other valuation services regarding any such Securities or other Assets.

(i)       Exceptions from Liability.

Without limiting the generality of any other provisions hereof, neither the Custodian nor any Domestic Subcustodian shall be under any duty or obligation to inquire into, nor be liable for:

(i)       the validity of the issue of any Securities purchased by or for the Fund, the legality of the purchase thereof or evidence of ownership required to be received by any the Fund, or the propriety of the decision to purchase or amount paid therefor;

(ii)       the legality of the sale, transfer or movement of any Securities by or for the Fund, or the propriety of the amount for which the same were sold; or

(including Attachment and Exhibits)

(iii)       any other expenditures, encumbrances of Securities, borrowings or similar actions with respect to the Fund's Assets; and may, until notified to the contrary, presume that all Instructions or Special Instructions received by it are not in conflict with or in any way contrary to any provisions of any the Fund's Declaration of Trust, Partnership Agreement, Articles of Incorporation or By-Laws or votes or proceedings of the shareholders, trustees, partners or directors of any the Fund, or any the Fund's currently effective Registration Statement on file with the SEC.

9.	LIABILITY OF THE CUSTODIAN FOR ACTIONS OF OTHERS.

(a)       Domestic Subcustodians

Except as provided in Section 9(d), the Custodian shall be liable for the acts or omissions of any Domestic Subcustodian to the same extent as if such actions or omissions were performed by the Custodian itself.

(b)       Liability for Acts and Omissions of Foreign Subcustodians.

The Custodian shall be liable to the Fund for any loss or damage to the Fund caused by or resulting from the acts or omissions of any Foreign Subcustodian to the extent that, under the terms set forth in the subcustodian agreement between the Custodian or a Domestic Subcustodian and such Foreign Subcustodian, the Foreign Subcustodian has failed to perform in accordance with the standard of conduct imposed under such subcustodian agreement and the Custodian or Domestic Subcustodian recovers from the Foreign Subcustodian under the applicable subcustodian agreement.

(c)       Securities Systems, Interim Subcustodians, Special Subcustodians, Eligible Securities Depositories.

The Custodian shall not be liable to the Fund for any loss, damage or expense suffered or incurred by the Fund resulting from or occasioned by the actions or omissions of a Securities System, Interim Subcustodian, Special Subcustodian, or Eligible Securities Depository unless such loss, damage or expense is caused by, or results from, the negligence or willful misconduct of the Custodian.

(d)       Failure of Third Parties.

The Custodian shall not be liable for any loss, damage or expense suffered or incurred by the Fund resulting from or occasioned by the actions, omissions, neglects, defaults, insolvency or other failure of any (i) issuer of any Securities or Underlying Shares or of any agent of such issuer; (ii) any counterparty with respect to any Security or other Asset, including any issuer of any option, futures, derivatives or commodities contract; (iii) investment adviser or other agent of a Fund; or (iv) any broker, bank, trust company or any other person with whom the Custodian may deal (other than any of such entities acting as a Subcustodian, Securities System or Eligible Securities Depository, for whose actions the liability of the Custodian is set out elsewhere in this Agreement); or (v) any agent or depository (including but not limited to a securities lending agent or precious metals depository) with whom the Custodian may deal at the direction of, and behalf of, a Fund; unless such loss, damage or expense is caused by, or results from, the

(including Attachment and Exhibits)

negligence or willful misconduct of the Custodian or the Custodian's breach of the terms of any contract between the Fund and the Custodian.

(e)       Transfer Agents.

The Custodian shall not be liable to the Fund for any loss or damage to the Fund resulting from the maintenance of Underlying Shares with a Transfer Agent except for losses resulting directly from the negligence or willful misconduct of the Custodian.

10.	PROCEDURES IN CASE OF DEFAULT BY THE FUND.

(a)       Collateral Security.

The assets maintained with Custodian shall be held, subject to the Fund's right of withdrawal, by Custodian so long as any liability exists upon any of the Certificates secured thereby. Such assets shall be deemed delivered to Custodian as collateral security for the payment by the Fund to Certificate holders of cash payments due under the terms and conditions of such Certificates.

(b)       Curing Defaults.

If the Fund fails to make any cash payment provided in any outstanding Certificate, Custodian shall, upon the written request of the Certificate holder, inform the Fund's Board of Directors of such request and take actions pursuant to written Instructions of the Fund's Board of Directors or final judgment or decree of any court of competent jurisdiction.

(c)       Notification.

If Custodian shall act upon Instruction of the Fund's Board of Directors or final judgment or decree of any court of competent jurisdiction to apply any asset maintained with it to the discharge of a default by the collection, sale or foreclosure of the same, it shall forthwith notify the Fund's Board of Directors in writing of its intention so to do, identifying the asset or assets, and shall thereafter be entitled to all then unpaid interest, dividends or other income due or to become due thereon, provided that such amounts will be acquired and held for the benefit of the relevant Certificate holder, and provided further that if any of said assets be not sold, collected or foreclosed, the Fund, upon the discharge of the default, shall become entitled to any such interest, dividends or other income not applied in the discharge of such default.

(d)       Bankruptcy

Should the Fund be adjudged a bankrupt under the Federal Bankruptcy Act or insolvent by final judgment or decree of any court of competent jurisdiction, and a trustee in bankruptcy or a general receiver be appointed, Custodian shall, in and when authorized by an order of the court, surrender and deliver all assets then maintained with it hereunder, subject to any legal claims which it may have thereon for compensation for services or for reimbursement for unpaid expenses or advancements, to such trustee or receiver, and shall thereupon be relieved of any and all further duties in respect thereto; provided, however, that such surrender and delivery shall be

(including Attachment and Exhibits)

without prejudice to any rights which Certificate holders may have in said assets to have them applied according to the usual rules and principles of law applicable to collateral security.

11.	INDEMNIFICATION.

(a)       Indemnification by Fund.

Subject to the limitations set forth in this Agreement, the Fund agrees to indemnify and hold harmless the Custodian and its nominees from all losses, damages and expenses (including attorneys' fees) suffered or incurred by the Custodian or its nominee caused by or arising from actions taken by the Custodian, its employees or agents in the performance of its duties and obligations under this Agreement, including, but not limited to, any indemnification obligations undertaken by the Custodian under any relevant subcustodian agreement; provided, however, that such indemnity shall not apply to the extent the Custodian is liable under Sections 8 or 9 hereof.

If the Fund requires the Custodian to take any action with respect to Securities, Underlying Shares or other Assets, which action involves the payment of money or which may, in the opinion of the Custodian, result in the Custodian or its nominee assigned to the Fund being liable for the payment of money or incurring liability of some other form, the Fund, as a prerequisite to requiring the Custodian to take such action, shall provide indemnity to the Custodian in an amount and form satisfactory to it.

The Fund agrees to indemnify and hold harmless the Custodian for any action the Custodian takes or does not take in reliance upon directions, Instructions or Special Instructions, including but not limited to Instructions or Special Instructions to prepare, sign and submit subscription agreements or other writings on behalf of the Manager or the Fund, except for such action or inaction resulting from the Custodian's negligence or willful misconduct or if the Custodian follows an Instruction or Special Instruction expressly forbidden by this Agreement.

(b)       Indemnification by Custodian.

Subject to the limitations set forth in this Agreement, the Custodian agrees to indemnify and hold harmless the Fund from all losses, damages and expenses (with the exception of those damages and expenses referenced in Subsection 8(a)) hereof suffered or incurred by the Fund caused by the negligence or willful misconduct of the Custodian.

12.	REPORTS AND INSPECTIONS.

(a)       By and of Custodian.

(1)       Activity Reports

Custodian shall furnish to the Fund daily activities reports including projected settlement reports as well as fail control reports and trades processed reports, as well as priced asset listings. Custodian shall furnish a monthly statement of account reflecting all activity during the previous month and a priced asset listing of all assets held at the end of the month. Custodian will also furnish an inventory of assets at such reasonable times as requested by the Fund.

(including Attachment and Exhibits)

(2)       Control Accounts

At the direction of the Fund, and upon execution of a separate control agreement(s), Custodian shall maintain control accounts for the assets of the Fund and shall update the control records of these accounts for all securities payments.

(3)       Inventory and Inspection of Assets

Upon the Fund's written request, Custodian shall furnish the Fund or the Fund's public accountants or other examiners with certified reports of all assets then held hereunder at Custodian's premises or on its agents' premises and/or make assets available for inspection in connection with the Fund's annual audits or other periodic examinations, other than assets that are placed with a Securities System as permitted hereby.

In addition, Custodian shall provide the Fund at such times as the Fund may reasonably request, with reports by Custodian or by independent public accountants on Custodian's own accounting system, internal accounting control and procedures for safeguarding securities, including securities deposited and/or maintained in a Securities System, relating to the services provided by Custodian under this Agreement. Such reports shall be of sufficient scope and in sufficient detail as may reasonably be required by the Fund to provide reasonable assurance that any material inadequacies would be disclosed by such examination, and, if there are no such inadequacies, the reports shall so state. Custodian shall provide such reports automatically whenever there is a material change in any such system.

(4)       Insurance; Financial Condition

Custodian shall furnish to the Fund upon request information concerning the insurance or bonding coverage applicable to the Fund's Assets. In addition, Custodian will promptly inform the Fund in the event of any loss of the Assets of the Fund.

(5)       Records and Inspection of Records

Custodian shall create and maintain all records relating to its activities and obligations under this Agreement in such manner as will meet the obligations of the Fund under 1940 Act, with particular attention to Section 31 thereof and the rules thereunder. All such records shall be the property of the Fund and shall at all times during the regular business hours of Custodian be open for inspection by duly authorized officers, employees or agents of the Fund and employees and agents of the SEC.

(6)       Certifications

The Fund shall, from time to time, provide Custodian with written certifications of such information and data as Custodian shall reasonably request to permit Custodian to discharge its duties and responsibilities under this Agreement, which information may include, without limitation, the reports specified in this Section 12. Custodian shall be entitled to rely on the information and data set out in the written certifications provided by the Fund until such time as the Fund files a subsequent certification with Custodian, unless it has knowledge or notice that such certification is not true.

(including Attachment and Exhibits)

13.	ADVANCES.

In the event that the Custodian or any Subcustodian, Securities System, or Eligible Securities Depository acting either directly or indirectly under agreement with the Custodian (each of which for purposes of this Section 13 shall be referred to as "Custodian"), makes any payment or transfer of funds on behalf of the Fund as to which there would be, at the close of business on the date of such payment or transfer, insufficient funds held by the Custodian on behalf of any the Fund, the Custodian may, in its discretion without further Instructions, provide an advance ("Advance") to any the Fund in an amount sufficient to allow the completion of the transaction by reason of which such payment or transfer of funds is to be made. In addition, in the event the Custodian is directed by Instructions to make any payment or transfer of funds on behalf of the Fund as to which it is subsequently determined that the Fund has overdrawn its cash account with the Custodian as of the close of business on the date of such payment or transfer, said overdraft shall constitute an Advance. Any Advance shall be payable by the Fund on behalf of which the Advance was made on demand by Custodian, unless otherwise agreed by the Fund and the Custodian, and shall accrue interest from the date of the Advance to the date of payment by the Fund to the Custodian at a rate determined from time to time by the Custodian. It is understood that any transaction in respect of which the Custodian shall have made an Advance, including but not limited to a foreign exchange contract or transaction in respect of which the Custodian is not acting as a principal, is for the account of and at the risk of the Fund on behalf of which the Advance was made, and not, by reason of such Advance, deemed to be a transaction undertaken by the Custodian for its own account and risk. The Custodian and the Fund which are parties to this Agreement acknowledge that the purpose of Advances is to finance temporarily the purchase or sale of Securities for prompt delivery in accordance with the settlement terms of such transactions or to meet emergency expenses not reasonably foreseeable by a Fund. The Custodian shall promptly notify the appropriate Fund of any Advance. Such notification may be communicated by telephone, Electronic Communication or facsimile transmission or in such other manner as the Custodian may choose. Nothing herein shall be deemed to create an obligation on the part of the Custodian to advance monies to a Fund.

14.	SECURITY INTEREST.

To secure the due and prompt payment of all Advances, together with any taxes, charges, fees, expenses, assessments, obligations, claims or liabilities incurred by the Custodian in connection with its or their performance of any duties under this Agreement (collectively, "Liabilities"), except for any Liabilities arising from or the Custodian's negligence or willful misconduct, the Fund grants to the Custodian a security interest in all of the Fund's Securities and other Assets now or hereafter in the possession of the Custodian and all proceeds thereof (collectively, the "Collateral"). The Fund shall promptly reimburse the Custodian for any and all such Liabilities. In the event that the Fund fails to satisfy any of the Liabilities as and when due and payable, the Custodian shall have in respect of the Collateral, in addition to all other rights and remedies arising hereunder or under local law, the rights and remedies of a secured party under the Uniform Commercial Code. Without prejudice to the Custodian's rights under applicable law, the Custodian shall be entitled, without notice to the Fund, to withhold delivery of any Collateral, sell, set-off, or otherwise realize upon or dispose of any such Collateral and to apply the money or other proceeds and any other monies credited to the Fund in satisfaction of the Liabilities. This includes, but is not limited to, any interest on any such unpaid Liability as

(including Attachment and Exhibits)

the Custodian deems reasonable, and all costs and expenses (including reasonable attorney's fees) incurred by the Custodian in connection with the sale, set-off or other disposition of such Collateral.

15.	COMPENSATION.

The Fund will pay to the Custodian such compensation as is set forth on Schedule A hereto, or as otherwise agreed to in writing by the Custodian and the Fund from time to time. In addition, the Fund shall reimburse the Custodian for all out-of-pocket expenses incurred by the Custodian in connection with this Agreement, but excluding salaries and usual overhead expenses. Such compensation, and expenses shall be billed to the Fund and paid in cash to the Custodian.

16.	POWERS OF ATTORNEY.

Upon request, the Fund shall deliver to the Custodian such proxies, powers of attorney or other instruments as may be reasonable and necessary or desirable in connection with the performance by the Custodian or any Subcustodian of their respective obligations under this Agreement or any applicable subcustodian agreement.

17.	TAX LAWS.

The Custodian shall have no responsibility or liability for any obligations now or hereafter imposed on the Fund or on the Custodian as custodian for the Fund by the tax law of any country or of any state or political subdivision thereof. The Fund agrees to indemnify the Custodian for and against any such obligations including taxes, tax reclaims, withholding and reporting requirements, claims for exemption or refund, additions for late payment, interest, penalties and other expenses (including legal expenses) that may be assessed against the Fund or the Custodian as custodian of a Fund.

18.	TERM AND ASSIGNMENT.

This Agreement shall continue in effect with respect to the Fund for a three-year period beginning on the date of this Agreement (the "Initial Term"), provided that this Agreement shall not become effective or continue in effect unless initially approved or continued at least annually, as the case may be, by the vote of a majority of directors of the Fund, including a majority of those directors who are not parties to this Agreement or "interested persons" of any party to the Agreement, within the meaning of the 1940 Act. Thereafter, if not terminated as provided herein, the Agreement shall continue automatically in effect as to the Fund for successive annual periods (each a "Renewal Term").

In the event this Agreement is terminated by the Fund prior to the end of the Initial Term of any subsequent Renewal Term, the Fund shall be obligated to pay the Custodian the remaining balance of the fees payable to the Custodian under this Agreement through the end of the Initial Term or Renewal Term, as applicable. Either party may terminate this Agreement at the end of the Initial Term or at the end of any successive Renewal Term (the "Termination Date") by giving the other party a written notice not less than ninety (90) days' prior to the end of the respective term. Either party may terminate this Agreement prior to the end of the Initial Term

(including Attachment and Exhibits)

or a subsequent Renewal Term upon the occurrence of any of the following: (i) either party commits any material breach to the terms of this Agreement that, if it can be remedied, is not remedied within 30 days upon written notice by the other party to the breach; (ii) either party found to be in non-compliance with any applicable laws or regulations or is found guilty in any lawsuit, sanction, regulatory or governmental action or proceeding that the other party reasonably determines could cause significant reputational harm; (iii) either party becomes insolvent or enters into liquidation or a receiver or examiner is appointed to that party; or (iv) any relevant regulatory or governmental licensing is terminated or revoked, or (v) notwithstanding the above, and in the absence of any material breach to the terms of this Agreement by either Party or any Party's insolvency, either Party may terminate this Agreement with 90 days' notice. If Fund terminates pursuant to (v) above, Fund agrees to pay the remaining fee of the current term. Upon termination of this Agreement, the appropriate Fund shall pay to the Custodian such fees as may be due the Custodian hereunder as well as its reimbursable disbursements, costs and expenses paid or incurred. Upon termination of this Agreement, the Custodian shall deliver, at the terminating party's expense, all Assets held by it hereunder to a successor custodian designated by the Fund or, if a successor custodian is not designated, then to the appropriate Fund or as otherwise designated by the Fund by Special Instructions. Upon such delivery, the Custodian shall have no further obligations or liabilities under this Agreement except as to the final resolution of matters relating to activity occurring prior to the effective date of termination. In the event that for any reason Securities or other Assets remain in the possession of the Custodian after the date such termination shall take effect, the Custodian shall be entitled to compensation at the same rates as agreed to by the Custodian and the Fund during the term of this Agreement as set forth in this Section 18.

This Agreement may not be assigned by the Custodian or the Fund without the respective consent of the other except that any bank or trust company into which Custodian or any successor custodian may be merged or converted or with which it or any successor custodian may be consolidated or any bank or trust company resulting from any merger, conversion or consolidation to which Custodian or any successor custodian shall be a party or any bank or trust company succeeding to the business of Custodian or any successor custodian, shall be substituted as successor custodian under this Agreement without the execution of any instrument or any further act on the part of the Fund or Custodian or any successor custodian.

19.	ADDITIONAL FUNDS.

[RESERVED]

20.	NOTICES.

As to the Fund, notices, requests, instructions and other writings delivered to Figure Certificate Company, postage prepaid, or to such other address as the Fund may have designated to the Custodian in writing, shall be deemed to have been properly delivered or given to the Fund.

Notices, requests, instructions and other writings delivered to the Custodian at its office at 928 Grand Blvd., 10th Floor, Attn: Amy Small, Kansas City, Missouri 64106, postage prepaid, or to such other addresses as the Custodian may have designated to the Fund in writing,

(including Attachment and Exhibits)

shall be deemed to have been properly delivered or given to the Custodian hereunder; provided, however, that procedures for the delivery of Instructions and Special Instructions shall be governed by Section 4(c) hereof.

21.	CONFIDENTIALITY.

The parties agree that all information, books and records provided by the Custodian or the Fund to each other in connection with this Agreement, and all information provided by either party pertaining to its business or operations, is "Confidential Information." All Confidential Information shall be used by the party receiving such information only for the purpose of providing or obtaining services under this Agreement and, except as may be required to carry out the terms of this Agreement, shall not be disclosed to any other party without the express consent of the party providing such Confidential Information. The foregoing limitations shall not apply to any information that is available to the general public other than as a result of a breach of this Agreement, or that is required to be disclosed by or to any entity having regulatory authority over a party hereto or any auditor of a party hereto or that is required to be disclosed as a result of a subpoena or other judicial process, or otherwise by applicable laws.

22.	ANTI-MONEY LAUNDERING COMPLIANCE.

The Fund represents and warrants that it has established and maintain policies and procedures designed to meet the requirements imposed by the USA PATRIOT Act, including policies and procedures designed to detect and prevent money laundering, including those required by the USA PATRIOT Act. The Fund agrees to provide to the Custodian, from time to time upon the request of the Custodian, certifications regarding its compliance with the USA PATRIOT Act and other anti-money laundering laws. The Fund acknowledges that, because the Custodian will not have information regarding the shareholders of the Fund, the Fund will assume responsibility for customer identification and verification and other Customer Identification Program (CIP) requirements in regard to such shareholders.

23.	MISCELLANEOUS.

(a)       This Agreement is executed and delivered in the State of Missouri and shall be governed by the laws of such state.

(b)       All of the terms and provisions of this Agreement shall be binding upon, and inure to the benefit of, and be enforceable by the respective successors and assigns of the parties hereto.

(c)       No provisions of this Agreement may be amended, modified or waived in any manner except in writing, properly executed by both parties hereto; provided, however, Appendix A may be amended from time to time as Domestic Subcustodians, Securities Systems, and Special Subcustodians are approved or terminated according to the terms of this Agreement.

(d)       The captions in this Agreement are included for convenience of reference only, and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

(including Attachment and Exhibits)

(e)       This Agreement shall be effective as of the date of execution hereof.

(f)       This Agreement may be executed simultaneously in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(g)       If any part, term or provision of this Agreement is held to be illegal, in conflict with any law or otherwise invalid by any court of competent jurisdiction, the remaining portion or portions shall be considered severable and shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if this Agreement did not contain the particular part, term or provision held to be illegal or invalid.

(h)       This Agreement as amended from time to time, constitutes the entire understanding and agreement of the parties thereto with respect to the subject matter therein and accordingly, supersedes as of the effective date of this Agreement any custodian agreement heretofore in effect between the Fund and the Custodian.

(i)       The rights and obligations contained in Sections 8, 9, 11, 13, 14, 15 and 21 of this Agreement shall continue, notwithstanding the termination of this Agreement, in order to fulfill the intention of the parties as described in such Sections.

(including Attachment and Exhibits)

IN WITNESS WHEREOF, the parties hereto have caused this Custody Agreement to be executed by their respective duly authorized officers.

FIGURE CERTIFICATE COMPANY

By:

Name:

Title:

Date:

[CUSTODIAN]

By:

Name:

Title:

Date:

(including Attachment and Exhibits)

Schedule A

to the

Custody Agreement

by and between

Figure Certificate Company

and

[CUSTODIAN]

Fees

(including Attachment and Exhibits)

APPENDIX A

CUSTODY AGREEMENT

The following Subcustodians and Securities Systems are approved for use in connection with the Custody Agreement dated.

SECURITIES SYSTEMS:

SPECIAL SUBCUSTODIANS:

DOMESTIC SUBCUSTODIANS:

FIGURE CERTIFICATE COMPANY	[CUSTODIAN]
By:	By:
Name:	Name:
Title:	Title:
Date:	Date:

(including Attachment and Exhibits)

EXHIBIT A

VERIFICATION

The undersigned states that she has duly executed the attached Application, dated November 13, 2024 for and on behalf of the entity listed below, that she holds the office with such entity as indicated below, and that all actions by stockholders, officers, directors, members, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of her knowledge, information, and belief.

FIGURE CERTIFICATE COMPANY

/s/ Cyndi Rodriguez
By:
Name:	Cyndi Rodriguez
Title:	Chief Legal Officer and Corporate Secretary

(including Attachment and Exhibits)

EXHIBIT B

Resolutions of the Board of Directors of Figure Certificate Company (the "Company")

WHEREAS, pursuant to the Organizational Action by Sole Incorporator of Figure Certificate Company, dated April 13, 2023, Michael S. Cagney was elected as the sole member of the Board of Directors of the Company ("Board of Directors") until the first annual meeting of the stockholders, or until his successor or successors shall have been duly elected and qualified, or until his earlier death, resignation or removal; and

WHEREAS, the Board of Directors has reviewed the Company's Application (the "Application"), a copy of which is attached hereto as Exhibit A, for an order of the SEC pursuant to Section 28(c) of the Investment Company Act to approve certain custodial arrangements; and

WHEREAS, the Board of Directors deems it advisable and in the best interest of the Company that the Company file the Application.

NOW, THEREFORE, BE IT RESOLVED, by the Board of Directors, that the Chief Legal Officer and Corporate Secretary of the Company shall be, and hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Application, in substantially the form attached hereto; and

FURTHER RESOLVED, that the Chief Legal Officer and Corporate Secretary shall be, and hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Application and any additional applications as are determined necessary, advisable or appropriate by the Chief Legal Officer and Corporate Secretary in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by the Chief Legal Officer and Corporate Secretary, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the Chief Legal Officer and Corporate Secretary be, and hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Chief Legal Officer and Corporate Secretary may deem necessary and to identify by her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

(Adopted on November 5, 2024)

(including Attachment and Exhibits)